UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

DICK'S SPORTING GOODS, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
253393102 (CUSIP Number)
December 31, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares
	6	SHARED VOTING POWER 1,136,771 shares
	7	SOLE DISPOSITIVE POWER -0- shares
	8	SHARED DISPOSITIVE POWER 1,136,771 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,771 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* IN

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Vulcan Ventures Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares
	6	SHARED VOTING POWER 1,136,771 shares
	7	SOLE DISPOSITIVE POWER -0- shares
	8	SHARED DISPOSITIVE POWER 1,136,771 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,771 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* CO

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: DICK'S SPORTING GOODS, INC.

Item 1 (b). Address of Issuer's Principal Executive Offices:

200 Industry Drive, RIDC Park West

Pittsburgh, PA 15275

Item 2 (a). Name of Person Filing: Paul G. Allen and Vulcan Ventures Incorporated

Item 2 (b). Address of Principal Business Office or, if none, Residence:

505 Fifth Avenue South, Suite 900

Seattle, Washington 98104

Item 2 (c). Citizenship: Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2 (e). CUSIP No: 253393102

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4. Ownership

(a) Amount Beneficially Owned: 1,136,771 shares (1)

(b) Percent of Class: 9.5% (1)

(c) Number of Shares as to which Such Person has:

(i) sole power to vote or to direct the vote -0- shares

(ii) shared power to vote or to direct the vote 1,136,771 shares (1)

(iii) sole power to dispose or to direct the disposition of -0- shares

(iv) shared power to dispose or to direct the disposition of 1,136,771 shares (1)

___________________________________________

(1) Percentages are based upon 12,007,169 shares of voting common stock outstanding as of December 5, 2002 as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on December 13, 2002. The shares listed above are owned directly by Vulcan Ventures Incorporated and beneficially by Paul G. Allen, the sole shareholder of Vulcan Ventures Incorporated, who may be deemed to have shared voting and dispositive power with respect to such shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	VULCAN VENTURES INCORPORATED By:/s/ Joseph D. Franzi Joseph D. Franzi, Vice President
February 12, 2003	* Paul G. Allen

*By:   /s/Joseph D. Franzi

Joseph D. Franzi as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

EXHIBIT INDEX
Exhibit	Description
99.1	Joint Filing Agreement

EXHIBIT 99.1

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated: February  12, 2003.

VULCAN VENTURES INCORPORATED By:/s/ Joseph D. Franzi Joseph D. Franzi, Vice President
* Paul G. Allen

*By:   /s/Joseph D. Franzi

Joseph D. Franzi as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.